Exhibit (a)(3)




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September 13, 2000



TO:       UNIT HOLDERS OF OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP

SUBJECT:  OFFER TO PURCHASE UNITS

Dear Unit Holder:

     As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), MP FALCON GROWTH FUND, LLC; MACKENZIE SPECIFIED INCOME FUND, L.P.; MACKENZIE FUND VI, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP SPECIAL FUND 5, LLC; and MP DEWAAY FUND, LLC (collectively the "Purchasers") are offering to purchase up to 8,000 Units of limited partnership interest (the "Units") in OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP, a Maryland limited partnership (the "Partnership") at a purchase price equal to:

                                  $650 per Unit

        The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP without the usual transaction costs associated with market sales or partnership transfer fees.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) October 25, 2000.